Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share
For the Years Ended December 31, 2013, 2012 and 2011
(Amounts in thousands, except per share data)

	Year Ended December 31,
	2013	2012	2011
Basic:

Net income for the period	$110,893	$103,866	$70,506
Weighted average number of common shares during the period	40,377	39,514	39,866

Net income per share - basic	$2.75	$2.63	$1.77

Diluted:

Net income for the period	$110,893	$103,866	$70,506
Weighted average number of common shares during the period	40,377	39,514	39,866
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	211	222	206
Common stock units related to deferred compensation for Directors	-	112	114
Common stock units related to deferred compensation for Employees	112	116	115
Restricted common stock units related to incentive compensation	933	1,424	1,136
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,633	41,388	41,437

Net income per share – diluted	$2.66	$2.51	$1.70

Percentage of dilution compared to basic net income per share	3.3%	4.6%	4.0%